

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2012

Via U.S. Mail and facsimile 631-754-1127

Peter Hodyno
President and Chief Executive Officer
Secure Digital, Inc.
2 Glenwood Lane
Huntington, NY 11743

Re: Secure Digital, Inc.
    File No.: 333-118035

Dear Mr. Hodyno:

      In your letter dated February 10, 2012 which we received on March 20, 2012 and your letter dated April 10, 2012, which we received on April 16, 2012, you requested that the staff waive the requirement to provide a written consent from Jewett, Schwartz, Wolfe & Associates ("JSW"), the independent auditors of the company's period from inception January 28, 2004 to November 30, 2008 financial statements in connection with the company's Form S-1. Your letter and accompanying affidavit dated February 21, 2012 were furnished pursuant to Rule 437 of Regulation C.

      We understand the company is unable to obtain the consent because JSW has ceased operations. Based on the information contained in your letter and affidavit, and the staff's understanding that the company remains unable to obtain a reissued audit report or consent from JSW, the staff will grant your request provided the company makes the following disclosures in the Form S-1:

- State in a legend on the face of a copy of JSW's report that the report is a copy of the previously issued report and that the ceased firm has not reissued the report.
- State under the Risk Factors section of the Form S-1 that the auditor for the company's period from inception January 28, 2004 to November 30, 2008 financial statements has ceased operations and has not consented to the use of its report in the company's Form S-1. The auditor should not be named.
- Clearly disclose the limitations on recovery by investors due to the lack of reissuance of the audit report in the Experts Section of the Form S-1. No disclosure in the Form S-1 should expressly or implicitly purport to disclaim the company's liability for the company's financial statements.

Also, note the requirements of AU 9508.61 regarding the successor's audit report, if the prior year's financial statements are unchanged. AU 9508.61 states that "the successor auditor should indicate in the introductory paragraph of his or her report (*a*) that the financial statements of the prior period were audited by another auditor, (*b*) the date of the predecessor auditor's report, (*c*) the type of report issued by the predecessor auditor, and (*d*) if the report was other than a standard report, the substantive reasons therefor. The successor auditor ordinarily also should indicate that the other auditor has ceased operations." The successor auditor's report should not name the predecessor auditor.

The staff's conclusion is based solely on the information provided in your letters and affidavit. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please contact me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant